Exhibit 99.1

NEWS RELEASE

THE HANOVER INSURANCE GROUP NAMES EUGENE M. BULLIS

EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

WORCESTER, Mass., (November 8, 2007) – The Hanover Insurance Group, Inc. (NYSE: THG) today announced that Eugene M. Bullis has been appointed executive vice president and chief financial officer. In this role, he will be responsible for all aspects of the company’s financial operations and investments.

“Gene is an experienced senior financial executive with an exceptional record of success working with large public companies, both inside and outside the insurance business,” said Frederick H. Eppinger, chief executive officer of The Hanover Insurance Group. “We are very pleased to have him join our team and we look forward to benefiting from his many years of experience.”

A veteran with 40 years experience, Bullis served as executive vice president and chief financial officer at Conseco, Inc., from 2002 to 2007. At Conseco, he successfully guided the company through a period of complex restructuring, while dramatically improving the organization’s financial condition.

Prior to that, Bullis was a senior financial management executive and consultant from 1990 to 2002, building an outstanding track record of success as CFO for several corporations, in multiple mergers and acquisitions, and on start-up assignments for corporations and institutional investors, working with organizations such as NYNEX Corporation and Eastman Kodak Company.

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The Hanover Insurance Group Names Eugene M. Bullis Executive Vice

President, Chief Financial Officer

Previously, he spent 10 years at Wang Laboratories, Inc., serving in a number of key roles, including senior vice president, chief financial officer and treasurer. Prior to joining Wang Laboratories, Bullis was an audit partner with Ernst & Young and a partner on the firm’s Insurance Industry Practice Committee.

Bullis is a graduate of Colby College, Waterville, Maine.

About The Hanover

The Hanover Insurance Group, Inc., based in Worcester, Mass., is the holding company for a group of insurers that includes The Hanover Insurance Company, also based in Worcester, Citizens Insurance Company of America, headquartered in Howell, Michigan, and their affiliates. The Hanover offers a wide range of property and casualty products and services to individuals, families and businesses through an extensive network of independent agents, and has been meeting its obligations to its agent partners and their customers for more than 150 years. Taken as a group, The Hanover ranks among the top 40 property and casualty insurers in the United States.

CONTACTS:
Investor Relations	Media Relations
Sujata Mutalik	Mike Buckley
smutalik@hanover.com	mibuckley@hanover.com
(508) 855-3457	(508) 855-3099